Exhibit 99.1

Santiago, 21 de Abril de 2017

Señor

Eric Parrado Herrera,

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial relativo a

contratos con partes relacionadas

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día 11 de abril de 2017, el directorio de Banco Santander – Chile, aprobó la celebración de operaciones con partes relacionadas, correspondientes a los siguientes contratos:

Contratos de prestación de servicios tecnológicos para el desarrollo de los siguientes Proyectos: a) Con la sociedad ISBAN, Mejora a componente de ingsta Datatake – 2017; Supra Core para Datatake Chile; RDA – Apetito de Riesgo Local 2017; Soporte Intranet 2017 y Nuevas Funcionalidades Plataforma Asset Control, y b) Con la sociedad PRODUBAN, Almacenamiento On Premise e Infraestuctura IFRS 9.

Con relación a estas operaciones, los directores titulares del Banco, asistentes a la reunión, señores Vittorio Corbo Lioi, quien presidió la reunión, y señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez, Orlando Poblete Iturrate, y Ana Dorrego de Carlos y los directores suplentes Blanca Bustamante y Raimundo Monge Zegerz, manifestaron la conveniencia para el Banco de la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe contenido en la sesión de fecha 11 de abril de 2017, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Miguel Mata Huerta

Gerente General Subrogante

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

Santiago, April 21, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Related party contracts

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046,we report that in ordinary session on April 11, 2017, the Board of Banco Santander - Chile approved the following contracts with related parties:

Contracts for the technological services for the development of the following Projects: a) With the company ISBAN, Improvements to the ingsta Datatake component – 2017; Supra Core for Datatake Chile; RDA – Local Risk Appetite 2017; Soporte Intranet 2017 and New Functions of the Asset Control Platform, and b) with the company PRODUBAN, Storage On Premise and IFRS 9 Infraestucture.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending the meeting Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Roberto Zahler Mayanz, Roberto Méndez Torres , Marco Colodro Hadjes, Juan Pedro Santa Maria Pérez, Orlando Poblete Iturrate and Ana Dorrego de Carlos and alternate director Raimundo Monge Zegerz, expressed the approval for the Bank in hiring the services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance with the report contained in the session dated April 11, 2017, of the Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

DEPTUY GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores